UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Total and Petrobras seal their Strategic Alliance through the signature of definitive contracts

Rio de Janeiro, Paris, March 1st, 2017 – Petrobras and Total inform that they have signed yesterday definitive contracts in relation to the package of assets contemplated in the Strategic Alliance, as defined in the 21st of December,2016
Agreement.

The contracts signed yesterday seal the Strategic Alliance between the two companies creating new partnerships in the Upstream and Downstream sectors, together with a reinforced technical cooperation covering operations, research and technology. This alliance should allow both companies to combine their internationally recognized expertise on all segments of the oil and gas value chain in Brazil and internationally.

Through these contracts:

- Petrobras will transfer 22.5% of rights to Total in the concession area named
Iara (comprising the Sururu, Berbigão and Oeste de Atapu fields, which are under unitization with the Entorno de Iara, a transfer of rights area in which
Petrobras holds 100% interest) in the Block BM-S-11. Petrobras will continue to be operator with a majority interest of 42.5%. The partnership with Total will allow Petrobras to reduce its investment and benefit from technological solutions that will be jointly studied between Petrobras and Total, maximizing profitability and the volume of oil to be recovered. BG E&P Brasil, a Royal
Dutch Shell subsidiary, with, 25% and Petrogal Brasil, with10%, also take part in the consortium.

- Petrobras will transfer 35% of rights to Total, in the Lapa field concession area, in Block BM-S-9 and will also transfer the operatorship to Total whereas
Petrobras will remain in the license with 10%. The Lapa field has been put in production in december 2016. Total, as new operator of this field, will bring to the Consortium its valuable experience in deep-offshore projects to manage the next phases of the challenging development of the Lapa field as it presents distinct characteristics from other pre-salt fields.The other partners are BG
E&P Brasil, a Royal Dutch Shell subsidiary, with 30% and  and Repsol-Sinopec
Brasil , with 25%.

- Petrobras will transfer 50% interest to Total in Termobahia composed of two cogeneration plants, Rômulo de Almeida and Celso Furtado, located in Bahia area.
The two plants are connected to the regasification terminal located in São
Francisco do Conde, also in Bahia where Total will take regasification capacity to supply gas to the power plants. This integrated G&P joint venture will represent an innovative partnership in the Brazilian G&P market.

The above contracts adds up to the ones already executed on the 21st of
December, such as: (i) option for Petrobras to purchase 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii)
joint exploration studies in the exploratory areas of Equatorial Margin and in
Santos Basin; and (iii) Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems

Through this transaction, Total will pay to Petrobras a global amount of US$
2,225 billion made of US$ 1,675 billion cash for assets and services, US$ 400 million that can be triggered to carry a part of Petrobras’s investment share in the Iara development fields and US$ 150 million as contingent payments.

The conclusion of the operation is subject to approvals by the relevant regulatory entities, potential exercise of preemptive rights by current Iara partners in addition to other preceding conditions.

For Petrobras, the execution of the Strategic Alliance is an important part of the Petrobras’ 2017-2021 Business and Management Plan, to enhance the sharing of information, experiences, and technologies, to advance corporate governance strengthening, and to improve the company's financiability through mitigation of risks, cash inflow, and release of investments.

For Total, these new partnerships with Petrobras reinforce Total’s position in
Brazil through access to new fields in the Santos Basin while entering the promising gas value chain.

*****

Total and Petrobras:

Currently, Petrobras and Total jointly participate in 19 consortiums worldwide in Exploration and Production. In Brazil, the companies are partners in the development of the giant Libra field, which is the first Production Sharing
Contract in the Brazilian pre-salt Santos basin. Outside Brazil, Petrobras and
Total are partners on the Chinook field in the US Gulf of Mexico, on the deep-water Akpo field in Nigeria and on the gas fields of San Alberto and San
Antonio/Itau in Bolivia, as well as in the Bolivia-Brazil gas pipeline.

About Petrobras:

Petrobras is an integrated energy company focused on oil and gas, acknowledged as a leader in deep and ultra-deep water exploration and production, operating mainly in Brazil. We currently produce 2.86 million barrels of oil equivalent per day. Our values are driven by respect for life; people and the environment;
ethics and transparency; market driven; overcoming and confidence; and results.
www.petrobras.com.br

About Total:

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 96,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com

_________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release.
Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the
Company’s risk management policies and procedures, including operational risk;
and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December
31, 2015, and the Company’s other filings with the U.S. Securities and Exchange
Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: March 01, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer